Exhibit 99.2

Sequans Communications

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_______________

MR A SAMPLE
DESIGNATION (IF ANY)
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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Time, on June 22, 2016.

Vote by Internet

- Go to **www.investorvote.com/SQNS**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals

ORDINARY MATTERS

	For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	6.	☐	☐	☐
2.	☐	☐	☐	7.	☐	☐	☐
3.	☐	☐	☐	8.	☐	☐	☐
4.	☐	☐	☐				
5.	☐	☐	☐				

EXTRAORDINARY MATTERS

	For	Against	Abstain		For	Against	Abstain
9.	☐	☐	☐	14.	☐	☐	☐
10.	☐	☐	☐	15.	☐	☐	☐
11.	☐	☐	☐	16.	☐	☐	☐
12.	☐	☐	☐	17.	☐	☐	☐
13.	☐	☐	☐				

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B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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C 1234567890 JNT

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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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02DALC

Resolutions within the competence of the Ordinary Shareholders’ Meeting 1. Approval of the statutory financial statements for the year ended December 31, 2015 2. Approval of the consolidated accounts for the year ended December 31, 2015 3. Appropriation of net loss for the year ended December 31, 2015 4. Agreements within the scope of Article L. 225-38 of the French Commercial Code 5. Approval of the compensation plan for non-executive directors 6. Renewal of Mr. Alok Sharma as director 7. Renewal of Mr. Dominique Pitteloud as director 8. Appointment of Mr. Richard Nottenburg as director Resolutions within the competence of the Extraordinary Shareholders’ Meeting 9. Subject to the condition precedent that the renewals of Messrs. Alok Sharma and Dominique Pitteloud and the appointment of Mr. Richard Nottenburg are approved, issuance of 140,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, and Mr. Yves Maître; powers to be granted to the Board of Directors 10. Authorization given to the Board of Directors to grant stock subscription options, and renunciation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors 11. Authorization granted to the Board of Directors to issue stock subscription warrants, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors 12. Authorization granted to the Board of Directors to issue restricted free shares, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors 13. Setting an overall ceiling of 1,000,000 for issues of stock subscription options, stock warrants and restricted free shares 14. Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €400,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class 15. Decision in the scope of Article L. 225-248 of the French Commercial Code 16. Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees 17. Powers and formalities required for the meeting to be official IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — Sequans Communications Instructions to the Bank of New York Mellon, as Depositary (Must be received prior to 5:00 pm Eastern time on June 22, 2016) The undersigned registered holder of Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of Deposited Securities underlying the Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 19, 2016 at the Ordinary General Meeting and Extraordinary Meeting of Shareholders to be held on June 28, 2016, and any adjournments thereafter, in respect to the resolutions specified on the reverse side. Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities other than in accordance with instructions received by the holder of Depositary Shares. (Continued and to be marked, dated and signed, on the other side)